FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5
TO
ANNUAL REPORT
OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York
Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
RECENT DEVELOPMENTS AS OF FEBRUARY 11, 2004

THE REPUBLIC OF TURKEY

     The sole purpose of this Amendment No. 5 to the Annual Report of the Republic of Turkey on Form 18-K/A (the “Amendment”) is to file with the Commission a description of certain recent developments with respect to the Republic of Turkey.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 11th day of February, 2004.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli

Melih Nemli
Deputy Director General
of Foreign Economic Relations
Undersecretariat of Treasury
Prime Ministry

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EXHIBIT INDEX

Exhibit			Page
Number			Number

	A	None
	B	None
*	C	Copy of the 2003 Annual Budget of Turkey
*	D	Current Turkey Description
*	E	Description of Amendments to be made to Fiscal Agency Agreement, dated as of December 15, 1998, between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent
*	F	Form of Amendment No. 1, dated as of September 17, 2003, to Fiscal Agency Agreement, dated as of December 15, 1998, between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent
*	G	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated September 24, 2003
*	H	Opinion of Arnold & Porter dated September 24, 2003
*	I	Form of Amendment No. 2, dated as of January 7, 2004, to Fiscal Agency Agreement, dated as of December 15, 1998, between the Republic of Turkey and JPMorgan Chase Bank, as Fiscal Agent
*	J	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 14, 2004
*	K	Opinion of Arnold & Porter dated January 14, 2004
	L	Recent Developments of the Republic of Turkey as of February 11, 2004

*	Previously filed.

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